Filed by NLS Pharmaceutics Ltd. pursuant to

Rule 425 under the Securities Act of 1933, as amended

Subject Company: Kadimastem Ltd.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of June 2025

Commission file number: 001-39957

NLS PHARMACEUTICS LTD.

(Translation of registrant’s name into English)

The Circle 6

8058 Zurich, Switzerland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

CONTENTS

Fourth Amendment to the Merger Agreement

On June 5, 2025, NLS Pharmaceutics Ltd. (the “Company”) entered into a fourth amendment (the “Fourth Amendment”) to the Agreement and Plan of Merger, dated November 4, 2024, and as previously amended on January 30, 2025, February 17, 2025, and on May 5, 2025 (as so amended, the “Merger Agreement”) among the Company, Kadimastem Ltd. (“Kadimastem”) and NLS Pharmaceutics (Israel) Ltd. (collectively, the “Parties”).

Pursuant to the terms of the Fourth Amendment, the Parties clarified the definition and calculation of “Exchange Ratio” (as defined in the Merger Agreement) to account for the valuation of the Company and the Combined Company (as defined in the Merger Agreement) and to reflect the initial target post-Closing fully diluted share split between the shareholders of Kadimastem and the shareholders of the Company of 85% (Kadimastem shareholders) and 15% (Company shareholders). In addition, pursuant to the terms of the Fourth Amendment, the Parties clarified the potential adjustments to such initial target as a result of the Closing Cash (as defined in the Merger Agreement), the Closing Indebtedness (as defined in the Merger Agreement), the Parent Adjusted Cash Amount (as defined in the Merger Agreement), and any adjustments thereto.

In addition, pursuant to the terms of the Fourth Amendment, the Parties clarified that, notwithstanding anything to the contrary contained in the Merger Agreement, unless the Company has entered into a binding term sheet or a definitive agreement, in either case with respect to the sale of the Legacy Assets (as defined in the Merger Agreement), or unless otherwise determined by the board of directors of the Company, the Company shall, beginning on the one-year anniversary of the Closing (as defined in the Merger Agreement), abandon attempts to consummate the Legacy Sale (as defined in the Merger Agreement) and instead dispose of the Legacy Assets in a manner that it deems appropriate and expedient.

Finally, the Parties revised the closing conditions to require that the Company shall have convened a shareholder meeting for the election of the Kadimastem board members as members of the board of the Company, effective as of the Effective Time (as defined in the Merger Agreement), and such individuals shall have been so elected at such shareholder meeting.

Except as stated above, the Fourth Amendment does not make any other substantive changes to the Merger Agreement.

The Parties remain focused on and fully committed to aligning their efforts to completing the merger as soon as possible and with the utmost diligence. The Parties are actively working to fulfill all commitments related to the process and adhere to the requirements set forth by all regulatory agents.

Safe Harbor Statement

This Report of Foreign Private Issuer on Form 6-K contains expressed or implied forward-looking statements pursuant to U.S. Federal securities laws. For example, the Company and Kadimastem are using forward-looking statements when they discuss the expected completion of the transaction. These forward-looking statements and their implications are based on the current expectations of the management of the Company and Kadimastem and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: risks related to the companies’ ability to complete the merger on the proposed terms and schedule, including risks and uncertainties related to the satisfaction of the closing conditions related to the merger agreement and risks and uncertainties related to the failure to timely, or at all, obtain shareholder approvals for the transaction; and unexpected costs, charges or expenses resulting from the transaction and potential adverse reactions or changes to business relationships resulting from the announcement or completion of the proposed merger. Except as otherwise required by law, neither Kadimastem nor the Company undertakes any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in the Company’s annual report on Form 20-F for the year ended December 31, 2024, filed with the Securities and Exchange Commission (“SEC”), which is available on the SEC’s website, www.sec.gov, and in subsequent filings made by the Company with the SEC.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

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Additional Information about the Transaction and Where to Find It

In connection with the proposed transaction, the Company filed a registration statement on Form F-4 on December 30, 2023, including a proxy statement/prospectus, with the SEC (the “F-4 Registration Statement”), and subsequent Amendments to the F-4 Registration Statement on March 3, 2025 and March 31, 2025.  The Company may also file other relevant documents regarding the proposed transaction with the SEC, including an amendment to the F-4 Registration Statement. This document is not a substitute for the proxy statement/prospectus or any other document that the Company may file with the SEC. The proxy statement (if and when available) will be mailed to shareholders of the Company. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the proxy statement/prospectus (if and when available) and other documents containing important information about the Company and the proposed transaction, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by the Company will be available free of charge on the Company’s website at www.nlspharma.com.

Participants in the Solicitation

The Company and certain of its respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the Company’s shareholders in respect of the proposed transaction. Information about the directors and executive officers of the Company, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2024, which was filed with the SEC on May 16, 2025. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the F-4 Registration Statement and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the Company using the sources indicated above.

EXHIBIT INDEX

Exhibit Number	Description of Document
99.1	Fourth Amendment to the Agreement and Plan of Merger, dated June 5, 2025, among NLS Pharmaceutics Ltd., NLS Pharmaceutics (Israel Ltd.), and Kadimastem Ltd.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NLS Pharmaceutics Ltd.

Date: June 6, 2025	By:	/s/ Alexander Zwyer
		Name:	Alexander Zwyer
		Title:	Chief Executive Officer

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Exhibit 99.1

FOURTH AMENDMENT TO

AGREEMENT OF MERGER AND PLAN OF REORGANIZATION

This Fourth Amendment to Agreement of Merger and Plan of Reorganization (this “Amendment”) is made and entered into as of June 5, 2025, by and among Kadimastem Ltd., an Israeli publicly traded company limited by shares (the “Company”), NLS Pharmaceutics Ltd., a corporation incorporated under the laws of Switzerland (“Parent”), and NLS Pharmaceuticals (Israel) Ltd., an Israeli company (“Merger Sub”, and together with the Company and Parent, the “Parties”). Capitalized terms used herein without definition shall have the same definition ascribed thereto in the Agreement (as defined below).

WHEREAS, the Agreement of Merger and Plan of Reorganization was made and entered into as of November 4, 2024, as amended as of January 30, 2025, as further amended as of February 17, 2025, and as further amendment as of May 5, 2025, by and among the Company, Parent and Merger Sub (the “Agreement”);

WHEREAS, the Agreement may be amended by an instrument in writing signed on behalf of the Parties thereto; and

WHEREAS, the Parties desire to amend the Agreement as set forth below.

NOW, THEREFORE , in consideration of the mutual promises contained in this Amendment and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Parties hereby agree as follows:

1. Amendment to Section 2.1.0(a). Section 2.1.0(a) of the Agreement shall be amended in its entirety to read as follows:

“(a) At the Effective Time, by virtue of the Merger and without any further action by Parent, the Company, Merger Sub, or any of their respective shareholders, each Ordinary Share of the Company, no par value, issued and outstanding immediately prior to the Effective Time (individually a “Share” and collectively the “Shares”), other than Shares owned by the Company or its Subsidiaries (dormant or otherwise), or by Parent or Merger Sub, if any, shall, by virtue of the Merger and without any action on the part of Merger Sub, the Company, or the holders thereof, be exchanged for and converted into the right to receive a number of newly issued, fully paid and nonassessable shares of Parent Common Stock equal to the Exchange Ratio, subject to Section 2.1.2 below (such shares of Parent Common Stock, the “Merger Consideration”) without interest.”

2. Amendment to Section 2.1.3(a). Section 2.1.3(a) of the Agreement shall be amended in its entirety to read as follows:

“(a) Reserved.”

3. Amendment to Section 2.1.3(b). Section 2.1.3(b) of the Agreement shall be amended in its entirety to read as follows:

“(b) Not later than three (3) Business Days prior to the Closing Date, Parent shall deliver to the Company a statement certified by Parent’s chief executive officer (the “Parent Estimated Closing Statement”) setting forth (a) a good faith calculation of Parent’s estimate of the Closing Indebtedness as of the Reference Time, along with reasonably detailed calculations thereof, (b) a good faith calculation of Parent’s estimate of the Closing Cash as of the Reference Time, along with reasonably detailed calculations thereof, (c) a good faith calculation of Parent’s estimate of the Parent Adjusted Cash Amount, and (d) the resulting estimated Merger Consideration to be issued by Parent at the Closing using the Exchange Ratio, based on such estimates of Closing Indebtedness, Closing Cash, and Parent Adjusted Cash Amount, which Parent Estimated Closing Statement shall be subject to the review and the reasonable approval by the Company.”

4. Amendment to Section 5.14.2. Section 5.14.2 of the Agreement shall be amended in its entirety to read as follows:

“5.14.2 The Legacy Sub-Committee by majority vote may, upon its unanimous finding that the out-of-pocket expenditures by Parent related to maintaining the Intellectual Property rights associated with the Legacy Assets, beginning with the Effective Date, has exceeded $100,000, abandon attempts to consummate the Legacy Sale and instead dispose of the Legacy Assets in a manner that it deems appropriate and expedient. Notwithstanding anything to the contrary contained herein, unless Parent has entered into a binding term sheet or a definitive agreement, in either case with respect to the sale of the Legacy Assets, or unless otherwise determined by the board of directors of Parent, Parent shall, beginning on the one-year anniversary of the Closing Date, abandon attempts to consummate the Legacy Sale and instead dispose of the Legacy Assets in a manner that it deems appropriate and expedient.”

5. Amendment to Section 6.2.7. Section 6.2.7 of the Agreement shall be amended in its entirety to read as follows:

“At the Effective Time, Parent shall have at least USD $600,000 in gross funds (including cash in any of its bank accounts).”

6. Amendment to Section 6.2.8. Section 6.2.8 of the Agreement shall be amended in its entirety to read as follows:

“6.2.8 The (i) directors of Parent immediately prior to the Effective Time shall have resigned from their positions (other than Alex Zwyer), (ii) officers of Parent immediately prior to the Effective Time shall have resigned from their positions (other than Eric Konofal, who shall remain in a part-time position with Parent), (iii) officers of the Company immediately prior to the Effective Time shall have been appointed as officers of the Parent as of the Effective Time, and (iv) Parent shall have convened the Parent Shareholder Meeting and shall have elected the Company Board members as members of the board of directors of Parent, effective as of the Effective Time”

7. Amendment to Section 8.10. Section 8.10 of Agreement shall be amended to include the following definitions in alphabetical order:

“Basic Ratio Share Split” means the initial target post-Closing fully diluted Parent share split of 85% for shareholders of the Company and 15% for shareholders of Parent, subject to the adjustments as set forth herein.

“Company Adjusted Percentage” means the result, expressed as a percentage, of (a) 100% minus (b) the Parent Adjusted Percentage;

“Combined Company Valuation” means the quotient obtained by dividing (a) the Parent Valuation by (b) 0.15, which such valuation reflects the Basic Ratio Share Split;

“Fully Diluted Parent Common Stock” means, as of any specified date, the total number of shares of Parent Common Stock outstanding, assuming (a) the conversion, exercise, or exchange of all outstanding options, warrants, convertible securities, or other rights to acquire shares of Parent Common Stock (whether vested or unvested, and including securities issuable under any equity incentive plans); and (b) the satisfaction of all conditions to such conversion, exercise, or exchange as of that date, but excluding any shares issuable solely as a result of future grants, awards, or other issuances after such date;

“Fully Diluted Shares" means, as of any specified date, the total number of Shares outstanding, assuming (a) the conversion, exercise, or exchange of all outstanding options, warrants, convertible securities, or other rights to acquire Shares (whether vested or unvested, and including securities issuable under any equity incentive plans); and (b) the satisfaction of all conditions to such conversion, exercise, or exchange as of that date, but excluding any shares issuable solely as a result of future grants, awards, or other issuances after such date;

“Merger Shares” means the total number of Parent Common Stock to be issued by Parent to Company shareholders in connection with the Merger, calculated as the result of (a) (x) the Fully Diluted Parent Common Stock as of immediately prior to the Closing divided by (y) the Parent Adjusted Percentage, multiplied by (b) the Company Adjusted Percentage, multiplied by (c) the Parent Shareholder Percentage;

“Outstanding Shares” means, as of immediately prior to the Effective Time, the total number of Shares issued and outstanding;

“Parent Adjusted Cash Amount” means the result of (a) Closing Cash minus (b) $600,000 minus (c) the amount of any distributions or Closing Indebtedness; provided that if the Parent Adjusted Cash Amount is equal to or greater than $0, that amount shall be referred to herein as the “Parent Excess Cash Amount” and if the Parent Adjusted Cash Amount is less than $0, the absolute value of that amount shall be referred to herein as the “Parent Deficit Cash Amount”;

“Parent Adjusted Percentage” means the result of (a) 15% (which reflects the Basic Ratio Share Split) plus (b) the Parent Cash Percentage, as applicable, or minus (c) the Parent Deficit Percentage, as applicable;

“Parent Cash Percentage” means the quotient, expressed as a percentage, obtained by dividing (a) the Parent Excess Cash Amount, if any, by (b) the Combined Company Valuation;

“Parent Deficit Percentage” means the quotient, expressed as a percentage, obtained by dividing (a) the Parent Deficit Cash Amount, if any, by (b) the Combined Company Valuation;

“Parent Shareholder Percentage” means the quotient, expressed as a percentage, obtained by dividing (a) the Outstanding Shares by (b) the Fully Diluted Shares.

“Parent Valuation” means the product of (a) the closing price per share of the Parent Common Stock on the principal market or exchange on which the Parent Common Stock is traded on the trading date immediately preceding the Closing Date multiplied by (b) the Fully Diluted Parent Common Stock outstanding as of immediately prior to the Closing;

8. Amendment to Section 8.10.32. Section 8.10.32 of the Agreement shall be amended in its entirety to read as follows:

“8.10.32  “Exchange Ratio” means a number calculated by dividing (a) the Merger Shares by (b) the Outstanding Shares. The Exchange Ratio represents the number of Merger Shares to be issued in exchange for each Share. For illustration purposes only, an example of the calculation of the Exchange Ratio is set forth on Exhibit C attached hereto. The example set forth on Exhibit C is provided solely for illustrative purposes and does not represent the actual number of Merger Shares to be issued, which will be determined in accordance with the terms of the Agreement.”

9. Amendment to Exhibit C. Exhibit C of the Agreement shall be deleted in its entirety and replaced with Exhibit A attached hereto.

10. Effectiveness; No Other Modifications. This Amendment shall be effective as of the day and year first written above. Except as amended hereby, and as so amended, the Agreement shall remain in full force and effect and shall be otherwise unaffected hereby. This Amendment does not constitute, directly or by implication, an amendment or waiver of any provision of the Agreement or any ancillary document, or any other right, remedy, power or privilege of any party, except as expressly set forth herein.

11. Entire Agreement. The Agreement, as amended by this Amendment, and the documents or instruments attached hereto or thereto or referenced herein or therein, constitutes the entire agreement between the Parties with respect to the subject matter of the Agreement, and supersedes all prior agreements and understandings, both oral and written, between the Parties with respect to its subject matter.

12. Further Assurances. Each Party to this Amendment agrees to perform any further acts and execute and deliver any documents that may be reasonably necessary to carry out the provisions of this Amendment.

13. Governing Law. Except to the extent that the Applicable Laws of the State of Israel apply in respect of the procedural aspects of the Merger as set forth in Article I of the Agreement, this Amendment shall be governed by, and construed in accordance with, the laws of the State of Delaware, without regard to any rule or principle that might refer the governance or construction of this Amendment to the Laws of another jurisdiction.

14. Counterparts. This Amendment may be executed in separate counterparts, each of such counterparts shall for all purposes be deemed to be original and all such counterparts shall together constitute but one and the same instrument.

[Remainder of Page Left Blank Intentionally; Signature Page Follows Immediately.]

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed by their respective authorized signatories as of the date first indicated above.

NLS PHARMACEUTICS LTD.

By:	/s/ Alexander C. Zwyer
Name:	Alexander C. Zwyer
Title:	Chief Executive Officer

By:	/s/ Ronald Hafner
Name:	Ronald Hafner
Title:	Chairman of the Board

NLS PHARMACEUTICS (ISRAEL) LTD.

By:	/s/ Kobi Maimon
Name:	Kobi Maimon
Title:	Director

KADIMASTEM LTD.

By:	/s/ Ronen Twito
Name:	Ronen Twito
Title:	Chief Executive Officer

By:	/s/ Uri Ben Or
Name:	Uri Ben Or
Title:	Chief Financial Officer

Exhibit A

Exhibit C to Merger Agreement – Exchange Ratio Illustrative Calculation